

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2018

Robert Wagner
President, Chief Executive Officer
OneLife Technologies Corp.
5005 Newport Dr.
Rolling Meadows, IL 60008

      Re: OneLife Technologies Corp.
          Amendment No. 4 to Form 10-KT
          Filed November 27, 2018
          File No. 000-55910

Dear Mr. Wagner:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Telecommunications

cc: Matthew McMurdo, Esq.